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                                     Filed by Inverness Medical Technology, Inc.


                                     (Commission File No. 000-20871)
                                     pursuant to Rule 425 under the
                                     Securities Act of 1933, as amended.


Subject Company: Integ Incorporated
Commission File No.: 000-28420


On October 4, 2000, Inverness Medical Technology, Inc. held a conference call commencing at 10:30 a.m. EST. The following is the transcript which was generated from the conference call:


                          INVERNESS MEDICAL TECHNOLOGY
                             MODERATOR: DOUG GUARINO
                                 OCTOBER 4, 2000
                                 10:30 A.M. EST


OPERATOR: Good morning, ladies and gentlemen, and welcome to the Inverness Medical Technology (Company: Inverness Medical Technology Inc.; Ticker: IMA;
URL: http://www.invernessmedical.com/) conference call regarding the acquisition of Integ. At this time all participants on a listen-only mode, and the floor will be open for questions and comments, following the presentation.

It is now my pleasure to turn the floor over to your host, Mr. Doug Guarino. Sir, the floor is yours.

DOUG GUARINO, INVERNESS MEDICAL TECHNOLOGY: Thank you, Lee, and good morning, everybody, and welcome to the Inverness Medical Technology conference call. The topic today is our announcement of our proposed acquisition of Integ. Speaking today on behalf of Inverness Medical Technology will be CEO Ron Zwanziger, followed by Dr. Jerry McAleer, Vice President, Research and Development, of Inverness Medical Technology.

Before turning the call over to Ron, let me read the following statement: "This presentation contains forward-looking statements, including statements about the consummation and anticipated timing of the merger that we will discuss, potential market opportunity for glucose monitoring systems that use interstitial fluid, the expected drivers of growth for the market opportunity, the anticipated impact of Integ's technology on Inverness Medical Technology's future growth, the expected benefits of the merger, the actual exchange ratio, the tax-free nature of the transaction, and the anticipated impact of the acquisition on Inverness Medical Technology's earnings and development programs.

Actual results may materially differ, due to numerous factors, including without limitation, conditions in the financial markets relevant to the proposed merger, the receipt of stockholder and other approvals of the transaction, the operational integration associated with the transaction, and other risks generally associated with such transactions, the potential market acceptance of interstitial fluid glucose-monitoring systems, the competitive environment for the glucose-monitoring market, the efficacy and safety of products, the content and timing of submissions to, and decisions by, regulatory authorities, the ability to manufacture sufficient quantities for development and commercialization activities, the ability of Inverness Medical Technology to successfully commercialize products, and the risks and uncertainties described in Inverness Medical Technology's and Integ's reports filed with the Securities and Exchange Commission under the Securities Exchange act of 1934, as amended, including with limitation, those risks and uncertainties described under 'certain factors affecting future results,' given on Page F8 of Exhibit 13-1, to Inverness's Annual Report on Form 10-K, for the year ending December 31, 1999."

Now I will turn the call over to Inverness Medical Technology's CEO, Ron Zwanziger.

RON ZWANZIGER, CEO, INVERNESS MEDICAL TECHNOLOGY: Good morning, Doug. I want to welcome you all to today's call, including the many new listeners. We are very excited about today's announcement of our acquisition of Integ, and their sampling technology that utilizes interstitial fluid, instead of blood, to monitor glucose levels. We will use this conference call to provide you with an understanding of the rationale for the deal, with a variety of perspectives, including medical, financial, and strategic.

Jerry McAleer will now get us started by sharing some background. Jerry?

JERRY MCALEER, VP, R&D, INVERNESS MEDICAL TECHNOLOGY: Thanks, Ron. I think, as many of you know, our technical team has a long history of success in developing blood glucose monitoring systems. Since the inception of Inverness, we've focused our efforts researching, developing, and mass manufacturing systems which utilize our advanced electrochemical bi-sensor test strips. We've, I think, successfully led the industry by providing people with diabetes, with exactly what they want: obviously, smaller sample sizes, faster test times, and recently, alternatives to painful finger-sticks.


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We now see an opportunity to provide people with diabetes, with an additional option, and that is testing without blood samples. Research has shown that many people, or they are not testing often enough. Unfortunately, despite our success in delivering systems which require only tiny samples of blood and are virtually pain-free, there are still some people who just don't wish to draw blood. Interstitial fluid is an option to blood, which we believe has great potential. It's an extra-cellular fluid that's prevalent throughout the body and skin, and it's the means through which proteins and nutrients, including glucose, pass between capillaries and cells.

Integ has patented technology for removing interstitial fluid samples found in the outermost layers of skin. By combining Integ's sampling technology, with our own existing measurements and manufacturing capabilities, we at Inverness are ideally positioned to deliver a new option to people with diabetes, particularly those who are averse to blood testing.

Let me now turn the call back to Ron, who will discuss the financial and strategic aspects of the transaction.

RON ZWANZIGER: Thanks, Jerry. Let me just review, quickly, the fundamentals of the deal. We've agreed to exchange 1.9 million shares of our stock, for all the issued and outstanding shares of Integ's common stock, as well as their options and warrants. The outstanding shares of Integ's preferred stock will be redeemed for cash, at the closing. We anticipate taking a significant charge in the 4th quarter for impresses, R&D, and consolidation costs. We expect the dilution and associated cost of the transaction to impact earnings-per-share by approximately seven cents a share, in 2001.

We would add, however, our belief that current consensus earnings estimates for 2001 may well prove conservative. In fact, given recent sales trends, and a continuously improving outlook for existing and expected products, our EPX growth for the coming year could conceivable neutralize the earnings impact of this transaction.

This investment is clearly another strong commitment on our part, to research and development. It fosters our position as the world leader in glucose monitoring technology. This interstitial fluid technology is complementary to our existing R&D efforts. Our programs continue to grow, and we expect to continue to launch a major new product every year. In short, what this gives us, is yet another avenue for future growth in the diabetes market, which is expected to expand dramatically over the next five to ten years.

This concludes our prepared remarks, and we will be happy to take any questions you might have. Operator, will you please describe the procedure for the Q&A:

OPERATOR: Thank you. The floor is not open for questions. If you have a question or a comment, please press 1, followed by 4, on your touch-tone telephone at this time. If at any point your question has been answered, you may remove yourself from the queue by pressing the pound key. Also, if you are using a speaker phone, please pick up the handset before asking your question. Please hold while we poll for questions.

Thank you, our first question is coming from Greg Simpson. Please state your affiliation.

GREG SIMPSON, A.G. EDWARDS: A.G. Edwards (Company: A.G. Edwards Inc.; Ticker:
AGE; URL: http://www.agedwards.com/). Good morning, guys. Either Ron or Jerry, can you talk about your existing development efforts. I was under the impression that you guys were doing some work with interstitial fluid. Can you talk about the direction that your existing efforts have taken? Does this simply move you ahead by a significant degree, or is this a totally new area for you guys?

RON ZWANZIGER: Greg, we have been looking into this area, and have programs in this area, but clearly gives us a boost. It probably means that some of the stuff that we are now doing, we probably won't have to do. Some of the things that we are now doing, we'll do differently. This clearly gives us that extra push that we are looking for.

GREG SIMPSON: In terms of commercially developing a product based on interstitial fluid, can you give us a real, real loose time frame?


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RON ZWANZIGER: It would be real, real loose, if we gave you a time frame, Greg.
I think, pragmatically, it could be certainly take two years, but realistically, maybe three years. Jerry, maybe you'd like to comment, here?

JERRY MACALEER: I think you're absolutely right, Ron, a 30-month time frame is about right, given the leg-up that Integ may give us with this technology.

GREG SIMPSON: OK, thanks, guys.

OPERATOR: Thank you. Our next question is coming from Alan Braun. Please state your affiliation.

MARCELLO DEZZO (ph), WILLOWCREEK CAPITAL: Actually, this Marcello Dezzo (ph), with Willowcreek Capital. Can you talk about the reason, if you know of any, why Integ decided to go with you as a merger partner, instead of Amira (ph), who they seemed to have a pretty substantial relationship with before? What were the did you guys have better technology that they could use, and obviously, a better distribution? Are those some of the reasons, or could you kind of talk about that? That would be great.

RON ZWANZIGER: Those are not issues that really relate to us, because those really related to why Integ has done the deal with, but so you can draw your own conclusions about that. Presumably, we in fact are a better partner. They are getting stock, an all-stock deal here, which means clearly a clear statement about what they think about the value of our stock. So, I think, you know, I think it really speaks for itself. Clearly, there's technologically, it fits very, very well with us.

MARCELLO DEZZO (ph): Is there anyone else out there that's going to have a product like yours, that you know of, either now, or that's going to be competitive with your product, the next couple years the product that you think you're going to be able to develop?

RON ZWANZIGER: Well, I'm not going to comment about our product, but we obviously, there are a number of other groups looking into interstitial fluid, and then in basic technology in general, so sure, there are other people. We have done we've been pretty thorough about looking at various options, and we obviously believe this one's a particularly good fit for us, and we can make a tremendously viable product, here. It will be very attractive to people who, you know, don't really want to see blood, and who prefer an alternative to blood. We're very confident about this.

MARCELLO DEZZO (ph): OK, and just one last question. I'll follow-up. If you can just talk about your current business, if you can, related to you mentioned that you're, you know, current estimates out there were seemed to be low, and that this, you know, that could offset the dilution from this acquisition. Can you talk about, you know, how your business is doing now, and capacity in your plants?

RON ZWANZIGER: Well, I'm not going to talk about the per quarter, because you know, we're, it's obviously just finished, other than to say, you know, we're generally very optimistic and confident about the company in general. As to next year, I've already commented. You know, we're feeling very good about the momentum in the marketplace. We see a lot of things going on that are visible to the marketplace, in terms of activities that are visible, particularly some of the stuff that Life Scan's doing. Of course, we're aware of other things that we're also seeing, which are not yet visible, which give us a great deal of confidence. So, we're feeling very, you know, we're feeling very comfortable about next year, and that we should be able to, as we said, absorb this within the consensus estimates of next year.

MARCELLO DEZZO (ph): OK, thanks.

OPERATOR: Thank you, our next question is coming from Robert Uhl. Please state your affiliation.

ROBERT UHL, LEERINK SWAN: I'm with Leerink Swan. I have two questions. One is just, I'm trying to envision how this new type of product might look, and how it would actually collect the fluid, or whatever it is you need to get, so can you give us some parameters for perhaps all that, how that works. And then, secondly, do you have any ballpark estimate of what the charge is going to be in Q4?


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RON ZWANZIGER: Well, consistent with the fact that we have a pathological feeling about not discussing the way our products that we're designing will look like, we won't, and so I won't comment on what we have in mind, other than of course we're planning to use interstitial fluid here, in some fashion. Look, there's a tremendous amount of material available, publicly disclosed by Integ over time, and so you can get an idea, simply because there's a wealth of information available. However, we will continue to follow our own policy about not commenting about exactly the product that we have in mind, at least in the first one, or any others, for that matter.

As to the charge you asked for; no, I can't tell you what that's going to be. We have a guess, but it really is only a guess We're getting we're in the process of getting external audits done to determine the amount of the R&D charge, and we'll be working with Arthur Anderson in the next several weeks, and an independent body to try to establish it, but we do think it will be very large, and I'm near darn certain it will be well north of 50 percent of the acquisition price, and perhaps substantially more than 50 percent.

Operator, any other questions?

OPERATOR: Thank you, our next question is coming from Andy Kiernan. Please state your affiliation.

ANDY KIERNAN, PAINEWEBBER: Yes, I'm with PaineWebber (Company: PaineWebber Group Inc.; Ticker: PWJ; URL: http://www.painewebber.com/), and I'm a major Integ shareholder. Can you just comment on two things: first of all, you're relationship with Johnson & Johnson (Company: Johnson & Johnson ; Ticker: JNJ ; URL: http://www.jnj.com/), and then also, I'd like to know how much long-term debt your fellows have?

RON ZWANZIGER: Our relationship with J&J is excellent; they're marketing Fast Take (ph), our Fast Take (ph) blood glucose marketing system, which is making tremendous strides in the marketplace. It's publicly known that we've received FDA approved clearance in August, for a product is called the One Touch Ultra. It's got by far the best set of user-friendly features in the marketplace: a tiny drop of blood, five seconds, a variety of other features, full pennet (ph) signs, and so on. So, and we're in the midst of a launch with them on that, so the relationship with them is excellent.

As to our long-term debt, our long-term debt is steadily coming down. I think, I don't the June numbers were little over $50,000,000 in short- and long-term debt, and I mean, that's what it is. We repaid it's being repaid constantly, because of our growing profitability.

ANDY KIERNAN: OK, does Johnson and Johnson have any ownership stake in Inverness?

RON ZWANZIGER: It's a very small position.

ANDY KIERNAN: OK. That's all I wanted to know.

RON ZWANZIGER: OK.

OPERATOR: Thank you. Our next question is coming from Rose Ott. Please state your affiliation.

ROSE OTT, LEHMAN BROTHERS: Lehman Brothers (Company: Lehman Brothers Holdings Inc.; Ticker: LEH ; URL: http://www.lehman.com/). Good morning, two questions. Will interstitial fluid testing be more geared toward Type 1 or Type 2 diabetes. Can you talk to that a little bit? And the second question is, "What are your preliminary percentage estimates, if you will, for market penetration, with interstitial fluid?"

RON ZWANZIGER: Well, I think it's very hard to comment on this issue, between Type 1 and Type 2, without going into exactly how the design of the product works. And frankly, I think, if you stop to think about it, the reason a lot of people are not testing frequently are either not testing at all, now, even though they ought to be, or they're not testing frequently enough, there are a variety of reasons why that is the case, today. And one of the reasons, whether it's with Type 1 or Type 2, that they behave in this way people with diabetes behave in this way is, for some segment, is the fact that they don't like the blood. So, in a practical sense, there are clearly people in both camps that would benefit from a well-designed and cost-effective product of this kind.


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As to the market share penetration, that's virtually an impossible question to answer. You know, we have a feel about it; we obviously talk to consumers all the time, so get some ideas, but you know, all best plans, you know, end up, the number is never quite what you thought it was; it's either higher or lower, but it's never the one you thought it was. But, I think the numbers, it's really quite a reasonable number, about people that really just don't want blood.

ROSE OTT: OK, and then, I know you can't talk about the design of it, but is it safe to assume that it would be, you know, a very small, portable, hand-held type of device, and perhaps be then used as an adjunct to this glucose meter, you know, a blood sample testing? Do you think this perhaps could replace blood-testing, in itself? I don't know how well, you know, data-wise, interstitial fluid testing really is. Could you talk about that, please?

RON ZWANZIGER: It's inconceivable that it would replace blood glucose, just inconceivable that it would replace blood glucose monitoring. I think the reality is, that I think you'll see somewhat of an expansion of the overall market, because it will bring people in that currently aren't testing, or not testing often enough, and I think, I suspect that a good number of people now, that do use blood will switch over, and when they do, probably their rate of testing, I suspect, will go up, because clearly, if we have a product that meets the kind of features that we're looking at, and you ask me to comment about the features, well we never do that. I mean, other than it's fairly obvious that whenever we come up with a product we've obviously demonstrated, through the One Touch Ultra, through the fact that we were first with any available system on alternate sites, we obviously are calling these things; at least we think we're calling them right, and so we are going to continue, and whatever we have in mind is, obviously, we think it will meet the particular needs of the person with diabetes.

ROSE OTT: Thanks very much.

OPERATOR: Thank you. Our next question is coming from Scott Taylor. Please state your affiliation.

SCOTT TAYLOR BBC: BBC. Hi, guys, congratulations on the acquisition. I have a couple of questions. One is, do you intend on Life Scan marketing the Life Guide, or whatever the new product ends up being called?

RON ZWANZIGER: I can't comment on that.

SCOTT TAYLOR: OK, and then with the FDA, I think it's pretty well established that there is a correlation with interstitial fluid and blood, but I don't know how much the FDA has bought into that. What do you anticipate the calibration procedure being for the final device? And then, with the precedent set with Cigna (Company: CIGNA Corporation; Ticker: CI ; URL: http://www.cigna.com/) and MiniMed (Company: MiniMed Inc.; Ticker: MNMD; URL: http://www.minimed.com/), do you think it will be restricted to only trend analysis, or do you think a clinical decision will be able to be made, based on the results of the value?

RON ZWANZIGER: Well, we are not that interested in trends, in which, when you have trends, you then have to confirm it with conventional -- the current systems. We are really interested in developing a product which is less intrusive into the life of the person, and not as seems on the one hand to give kind of a benefit, but then takes away from their lifestyle by forcing he individual to take some additional steps in controlling their diabetes. So, we won't be putting there's no product that we bring out will have a deterioration in the lifestyle of somebody with diabetes. That's just against the way we design our products; it's against the way we develop our products; it's against the way we develop manufacturing systems. Whatever we do here, will simplify the life of the people with diabetes.

SCOTT TAYLOR: So you don't anticipate then, that the FDA will say, "You need to do a blood finger-stick calibration, with you know, each interstitial fluid test, or maybe once a week, or twice a week," or something like that?

RON ZWANZIGER: That's, as I said, we're not commenting about design features of the products. I'm not going to get into those kind of issues.

SCOTT TAYLOR: OK, thanks a lot.

RON ZWANZIGER: Okeedoke. Operator, any more calls?


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OPERATOR: Thank you. Our next question is coming from Greg Simpson. Please restate your affiliation.

GREG SIMPSON: AG Edwards. Actually, two, Ron. One was just asked, though I'm going to try to ask it in a different way. Does J&J have any rights to this technology, or a right of first refusal?

RON ZWANZIGER: In certain circumstances, they do, and in certain circumstances, they don't.

GREG SIMPSON: OK, that's clear.

RON ZWANZIGER: It is precisely correct.

GREG SIMPSON: OK, well it's the kind of answer I appreciate, though. Secondly, then, and I mean this, the cynic; does this aquisition -- is this a commentary on any of your existing non-invasive efforts? In other words, have you had any disappointments along the way, or is this just an opportunity to kind of leapfrog your efforts with theirs?

RON ZWANZIGER: I'm glad you asked that question, because I actually hadn't thought that anyone might have thought there was anything negative about anything we're doing. And it certainly does not read on anything that we're doing, about what we might be doing in non-invasive and other avenues, in terms of minimally invasive technology that we're working on. It does not. Our programs are intact. There is one, as I said earlier, where it will affect it, and there will be some rationalization, as a result of it.

GREG SIMPSON: OK, thank you.

OPERATOR: Thank you. Our next question is coming from Emil Westerberg. Please state your affiliation.

EMIL WESTERBERG, PEQUOT CAPITAL: I'm with Pequot Capital. I'm sorry, I got onto the call a little bit later here, but I was just curious, did you mention the impact on next year's consensus earnings, from this acquisition?

RON ZWANZIGER: We did, we estimated it -- we've already covered that -- we estimated that it might be of the order of seven cents, approximately, impacted, but we also pointed out that we were are sufficiently encouraged through recent trends that we are sufficiently comfortable that we could conceivable make up the difference.

EMIL WESTERBERG: OK, thank you.

OPERATOR: Thank you. And if you do have a question or a comment, please press one, followed by four, on your touch-tone telephone at this time.

Thank you, we do have a question is coming from Alan Ware. Please state your affiliation.

ALAN WARE, COOPER HILL PARTNERS: Hi, Cooper Hill partners. Ron, could you tell us how long you've been in discussions about doing this acquisition?

RON ZWANZIGER: A while, and I can also say that that was this round, and that we've had previous rounds of discussions with Integ, over the years.

ALAN WARE: Have you hired -- did you have an advisor involved with this transaction?

RON ZWANZIGER: No.

ALAN WARE: One more question. You know, given the capacity constraints you have with the manufacturing the strips, you know, I was wondering, can you comment on the timing of this acquisition. It seems like you have, you know, volume has ramped up substantially, and there's a lot of things on the plate, and I'm just wondering, you know, where does the acquisition fit into that whole scheme of things?

RON ZWANZIGER: I don't think there'll be an impact on our manufacturing folks, in this huge buildup that we're, I mean, we're in the midst of a massive buildup in capacity. We should be, by the end of next year, have about


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capacity for about 25 percent of the world market for strips, and that buildup is continuing. There will be no burden on our manufacturing folks for quite a time period, because what we need to do is work with the Integ folks on adapting and converting it over to fit in what they have, to fit in with our manufacturing, and that requires a tremendous amount of development work, on the next year, year-and-a-half, before we can start encumbering our manufacturing folks, so you can rest assured that we are not taking our eye off of manufacturing buildup here, as a result of anything to do with it.

ALAN WARE: Thank you.

OPERATOR: Thank you. Once again, if you do have a question or a comment, please press one, followed four.

Gentleman, we're showing no further questions at this time.

RON ZWANZIGER: All right, since there are no more questions, I'd like to conclude just by reiterating our enthusiasm for the opportunities we see, and in this most recent investment in our future. We fully expect that adding Integ will parallel nicely our existing R&D efforts, and add another avenue which to grow our leadership position in this fast-growing marketplace.

Again, we'd like to thank all of you for participating on the call today, and for your continued support. We look forward to speaking with you again, in just a few weeks, on our quarterly earnings call, at which time, we can update you on our continuing progress. Thanks very much.

OPERATOR: Thank you, that does conclude today's teleconference. You may disconnect your lines at this time.

END